Exhibit 12.1

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Share Dividends
(In thousands, except ratio computation)

	Year Ended December 31,
	2010	2009	2008	2007	2006
Pretax income from continuing operations before adjustment for noncontrolling interest (a)	$(21,665)	$12,797	$31,536	$44,310	$39,017

Add back:
Fixed charges and preferred dividends	36,840	33,508	38,388	48,935	53,712
Distributed income of equity investees	2,904	3,836	6,389	5,934	2,872

Deduct:
Equity in (earnings) loss of equity investees	221	(1,328)	(2,506)	(2,496)	(3,002)
Capitalized interest	(1,158)	(2,116)	(1,577)	(2,881)	(1,431)
Preferred share dividends	-	-	-	(3,146)	(6,655)
Earnings as Defined	$17,142	$46,697	$72,230	$90,656	$84,513

Fixed Charges
Interest expense including amortization of deferred financing fees	$35,362	$31,088	$36,518	$42,609	$45,352
Capitalized interest	1,158	2,116	1,577	2,881	1,431
Interest portion of rent expense	320	304	293	299	274
Fixed Charges	$36,840	$33,508	$38,388	$45,789	$47,057
Preferred share dividends	-	-	-	3,146	6,655
Combined Fixed Charges and Preferred Dividends	$36,840	$33,508	$38,388	$48,935	$53,712

Ratio of Earnings to Fixed Charges	(a)	1.39	1.88	1.98	1.80

Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	(a)	1.39	1.88	1.85	1.57

(a)	Due to the pretax loss from continuing operations for year ended December 31, 2010, the ratio coverage were less than 1:1. We would have needed to generate additional earnings of $19.6 million to achieve a coverage of 1:1 for 2010.

The pretax loss from continuing operations before adjustment for noncontrolling interest for the year ended December 31, 2010 includes a consolidated provision for impairment of $28.8 million and impairment charges of equity investments in unconsolidated joint ventures of $2.7 million, which together aggregate $31.4 million, that are discussed in Note 7 of the notes to the consolidated financial statements in the Form 10-K for the year ended December 31, 2010.